UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: February 23, 2022

Commission File Number 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)

401 Bay Street Suite 3200, PO Box 153

Toronto, Ontario, Canada M5H 2Y4

Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

Description of Exhibit

Exhibit	Description of Exhibit

99.1	IAMGOLD and BNP PARIBAS - Bullion Trade Confirmation - April 6, 2021
99.2	IAMGOLD and CIBC - Bullion Trade Confirmation - April 6, 2021
99.3	IAMGOLD and DEUTSCHE BANK AG - Bullion Trade Confirmation - May 24, 2021
99.4	IAMGOLD and NATIONAL BANK OF CANADA - Bullion Swap Transaction - May 24, 2021
99.5	IAMGOLD and NATIONAL BANK OF CANADA - Bullion Transaction - June 1, 2021

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: February 23, 2022	By:	/s/ Tim Bradburn
Senior Vice President, General Counsel and Corporate Secretary